SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer



1Q22 Results

GOL Smiles

Disclaimer

This presentation contains forward looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to GOL's growth prospects. These are merely estimates and projections and, as such, are based exclusively on management's expectations for GOL. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL's filed disclosure documents and are, therefore, subject to change without prior notice.

The verbs "anticipate", "believe", "estimate", "expect", "forecast", " plan", "predict", "project", and other similar verbs are intended to identify these forward-looking statements, involving risks and uncertainties that may lead actual results to differ materially from those projected in this presentation and do not guarantee any future GOL performance. Factors that can affect performance include, but are not limited to: (i) macroeconomic developments in Brazil and volatility in exchange rates, interest rates and other economic indicators; (ii) developments related to COVID-19, such as quarantine's length and extent, travel restrictions, and the overall impact on demand for air travel; (iii) competitive environment in the Brazilian air market and government measures that may affect it; (iv) volatility in fuel prices; and (v) risks disclosed in GOL's filings with the US Securities and Exchange Commission and CVM – Brazilian Securities and Exchange Commission.

All forward looking statements in this presentation are based on information and data available as of the date they were made, and GOL undertakes no obligation to update them considering new information or future development..

Non-GAAP Measures

Meeting industry practices, GOL discloses so-called non-GAAP financial measures not recognized under IFRS or US GAAP, including "net debt", "total liquidity" and "EBITDA". GOL's Management believes that disclosing non-GAAP measures provides useful information to investors, financial analysts and the public when assessing the operating performance and comparing with the operating performance of other companies in the same industry and others. However, these non-GAAP measures do not have standardized meanings and may not be directly comparable to similarly named measures taken by other companies. Potential investors should not rely on information not recognized in IFRS to replace IFRS measures regarding profit or cash flow when deciding on investments.

GOL: 1Q22 Highlights

Indicators	1Q22	Var. x 1Q21
Gross Sales (R$ MM)	4,153	+161.2%
ASK (BN)	10,1	+44.4%
RPK (BN)	8.2	+46.5%
Load Factor	81.0%	+1.1 p.p.
Yield (R$ centavos)	36.77	+45.2%
Pax Revenue (R$ MM)	3,012	+112.7%
RASK (R$ centavos)	31.85	+42.2%
CASK[2] (R$ centavos)	30.06	+6.5%
EBITDA[2]	542.2	NM
EBITDA Margin[2]	*16.8%*	*25.4 p.p.*

Total liquidity[3]: R$3.3 billion

Operating cash generation: R$1.8 million/day

Net Debt[1]/EBITDA LTM[2]: 10.7x

PRASK: R$29.79 cents
(47.2% vs. 1Q21)

1. Including 7x annual aircraft lease payments and excluding perpetual bonds.
2. Excluding non-recurring expenses related to fleet transformation.
3. Cash and cash equivalents, accounts receivables and deposits (does not include unencumbered assets).

Sales Growth

1Q22 Sales – 7 days Moving Average
(R$ million)



63%
Consolidator
Corporate
Jan 1
Jan 9
Jan 23
Feb 6
Feb 20
Mar 6
Mar 20
Mar 31

Sales by Industry Segment
(Weekly Comparison in R$ million)



W9
W11
Oil & Gas
2,051
2,373
+16%
Services
1,399
2,267
+62%
Construction
1,078
1,581
+47%
Finance
642
1,388
+116%
Pharmaceutical
474
988
+109%
Communication
412
976
+137%
Energy
512
807
+58%
Logistics
500
787
+57%
Healthcare
411
750
+82%
Food & Beverages
542
589
+9%
Others
+66%

Expanded Network

- **Reopened**: Belém-Paramaribo (capital of Suriname) and Presidente Prudente (São Paulo).
  1H22: Orlando (MIA), Mendoza (Argentina), Santa Cruz de La Sierra (Bolivia), Asunción (Paraguay), Joinville (Santa Catarina) and Passo Fundo (Rio Grande do Sul).
- Opened the new **Pelotas (PET)** base, for regional expansion.
- Average of **+540** daily flights between January and March.
- Markets: **186**
- Transported over **6.7** million Customers.



Roraima
Amapá
Amazonas
Pará
Maranhão
Ceará
Rio Grande do Norte
Paraíba
Pernambuco
Alagoas
Sergipe
Piauí
Acre
Rondônia
Tocantins
Bahia
Mato Grosso
DF
Goiás
Minas Gerais
Espírito Santo
Mato Grosso do Sul
São Paulo
Rio de Janeiro
Paraná
Santa Catarina
Rio Grande do Sul

Network & Capacity



Hubs Operated
67
59
58
61
+3.4%
1Q19
1Q21
4Q21
1Q22



ASK in millions
13,039
6,999
8,817
10,110
+44%
1Q19
1Q21
4Q21
1Q22



Load Factor
81.5%
79.9%
82.6%
81.0%
1.1
1Q19
1Q21
4Q21
1Q22



Average Daily Flights
709
364
492
541
+48.4%
1Q19
1Q21
4Q21
1Q22

Fleet Plan



737NG
737MAX
142
136
134
140
140
111
92
83
82
75
31
44
51
58
65
1T22
2022E
2023
2024
2025



Operating
Finance
127
127
129
135
142
127
127
129
135
139
0
0
0
0
3
1Q21
2Q21
3Q21
4Q21
1Q22

Acceleration of Fleet Transformation

33% fleet comprised of 737-MAX in 2022

50% fleet comprised of 737-MAX in 2025

Finance Lease Portfolio

3x 737-MAX aircraft in 1Q22

~50% new deliveries of 737-MAX under finance leases

GOLLOG

Agreement com Mercado Livre

10-year agreement

Dedicated fleet of 6 Boeing 737-800 BCF Aircraft

Brazilian E-Commerce Market

Over R$180 billion in annual revenues

Over R$12 billion annual spend on logistics services

Incremental revenue of ~R$100 million forecast for 2022, and over R$1.0 billion over the next five years

Smiles | Performance and Synergies


Number of Customers
(million)
18.6
18.9
19.2
19.4
19.7
19.9
19.9
19.7
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21
1Q22


Revenue
(R$ million)
662
443
554
442
486
442
486
624
664
900
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21
1Q22


Miles Redeemed
(billion)
3.05
16.70
19.95
13.98
19.51
29.00
35.94
36.86
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21
1Q22

Smiles increases the Company's commercial agility and financial flexibility

2022 Outlook

Financial Outlook	2022E
Total fleet (average)	130 - 140
Total operational fleet (average)	100 - 105
ASKs, System (% change yoy)	65 - 75%
Seats, System (% change)	65 - 75%
Departures, System (% change)	65 - 75%
Average load factor (%)	~82%
Ancillary revenues. net[1] (R$bn)	~0.8
Total net revenues (R$ billion)	~13.7
Non-fuel CASK[2] (US$ cents)	~3.3
Fuel liters consumed (mm)	~1,200
Gross Global Scope 1 emissions (000 m t CO_2)	~3,060
Total Fuel Consumed (1.000 liters per RPK)	~34.6
GHG Emissions/Flight Hour (t CO_2)	~8.4
Fuel price (R$/liter)	~4.3
EBITDA margin[2] (%)	~24%
EBIT margin[2] (%)	~10%
Net financial expense[3] (R$bn)	~1.8
Pre-tax margin[3] (%)	~0%
Effective income tax rate (%)	~0%
Capex, net[4] (R$ mm)	~700
MAX Aircraft Acquisitions (R$mm)	~1,100
Aircraft Debt (7x Annual Acft Lease Payments) (US$bn)	~3.3
Financial Debt (US$bn)	~2.1
Net Debt[5] / EBITDA[2] (x)	~8x
Fully-diluted shares out[6] (mm)	~435
EPS, fully diluted (R$)	~0
Fully-diluted ADS out[6] (mm)	~217.5
EPADS, fully diluted (US$)	~0

(1) Cargo. loyalty. buy-on-board and other ancillary revenues;

(2) Recurring operating results, does not include non-recurring maintenance costs related to fleet transformation;

(3) Excluding currency gains and losses and Unrealized losses on Exchangeable Senior Notes;

(4) Capex, net is calculated as capitalized maintenance less financings of capitalized maintenance and costs

(5) Including 7x annual aircraft lease payments and excluding perpetual bonds;

(6) Includes stock option exercises that may be issued from the stock option program and related to Exchangeable Senior Notes.

Financial Highlights - 1Q22


GOL

Profitable Demand Growth



Demand and Load Factor
10,625
5,592
7,281
8,192
+46.5%
1Q19
1Q21
4Q21
1Q22
RPK
Load Factor



Profitability
(Yield, PRASK and RASK)
+47.2%
28.55
25.32
38.58
36.77
23.26
24.63
20.24
22.40
31.86
33.15
29.79
31.85
1Q19
1Q21
4Q21
1Q22
Yield
PRASK
RASK

Sales and Revenue

Gross Sales
(R$ million)


+161.0%
3,989
3,213
776
4Q19
1,712
1,196
516
3Q20
2,469
1,815
654
4Q20
1,591
1,062
529
1Q21
1,701
1,133
568
2Q21
2,527
1,811
716
3Q21
4,032
3,085
947
4Q21
4,153
3,076
1,077
1Q22
Tickets
Other

Average Fare (R$)


+42%
331.44
1Q19
307.76
1Q21
430.17
4Q21
436.86
1Q22

Average Daily Sales – 1Q22
(7 days - R$ million)


45
40
35
30
25
20
15
10
5
0
Jan 1
Jan 23
Feb 6
Feb 20
Mar 6
Mar 20
Mar 31
Growth in Sales Level from March/22

Sales 1Q19 vs. 1Q22


+22%
1Q19
1Q22

Costs

CASK[1]
(US$ cents)



-8%
5.42
5.16
6.21
5.74
1Q19
1Q21
4Q21
1Q22

CASK Fuel[1]
(R$ cents)



+47%
7.66
8.09
11.54
11.93
1Q19
1Q21
4Q21
1Q22



+61%
2.79
4.48
4Q21
1Q22
JetFuel (R$/liter)



-5%
2,915
2,770
1Q19
1Q22
Fuel Consumption (liters/hours)

1. Does not include non-recurring costs associated with the fleet transformation

Net Income Breakdown

(R$ million)



-2,528
1Q21 Net Result
Net Revenue
1,653
Fuel
-640
-87
Depreciation & Amortization
Personnel
-117
-37
Maintenance, Materials & Repairs
Sales & Marketing
-98
1
Services Provided
Landing Fees
-52
-82
Passenger Costs
Others
58
-239
Net Financial Result
Exchange Rate and Monetary Variations (Net)
4,937
-76
ESN Unrealized Result
Income Tax
-110
23
Minority Interest
2,607
1Q22 Net Result
Non-Recurring Expenses
104
2,503
1Q22 Net Recurring Result

Cashflow Breakdown


(R$ billion)
Operating
+0.7
Investing
(0.2)
Financing
(0.8)
3.7
1.8
-2.8
1.7
-0.2
0,0
-0.6
-0.2
3.3
At Dec. 31, 2021
Operating Inflows
Operating Outflows
Receivables & Deposits Variation
CAPEX
Net Amortizations
Aircraft Leasing
Other Financial Expenses
At March 31, 2022

- Operating fleet renewal essential to capture demand rebound

Cash Flow Management



(R$ million)
-2,512
6,241
3,043
1,137
1,163
1,382
-1,626
6,249
5,827
422
-5,316
-1,069
-6,384
-3,036
-1,395
531
3,270
Liquidity 3 4Q19
Cash 4Q19
Operating Results
Working Capital
Aircraft
Net Operating Capex
Funds Raise
Amort.
Lease Payments
Interest & Others
Cash 1Q22
Liquidity 3 1Q22
Capital Increase
Smiles Acquisition amd Smiles Dividends

Δ Cash	(2.5)
Δ Debt [1]	(0.1)
Δ Others [2]	(2.4)

1- Includes capital raises and amortizations.

2- Includes all cash variations, excluding capital rasies and debt amortization.

3- Comprised of Cash, Cash Equivalents, Investments, Restricted Cash, Receivables and Deposits.

Liquidity Management

As of March 31, 2022

Debt Amortization Schedule, excluding refinancings

(R$ billion)[1]



3.27
0.04
0.03
0.10
0.02
0.01
0.59
0.02
0.43
0.49
1.48
Liquidity 1Q22
2Q22
2H22
2023
2024
2025+
Debt in USD
Exchangeable Senior Notes US$
Debt in BRL

1- In the issuance/contracting currency.
2- Excluding the perpetual bonds.

Balance Sheet and Leverage


Liquidity[1] (R$ Bi)
Liquidity
Liquidity/Net Revenue LTM
5.9
6.2
4.5
4.6
4.1
3.7
3.8
3.7
3.3
39%
39%
55%
73%
85%
67%
80%
55%
37%
3Q19
4Q19
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21
1Q22


EBITDA LTM (R$ MM) & EBITDA Margin[3]
3,559
4,373
3,508
2,469
1,296
1,419
1,599
2,093
2,177
29%
32%
42%
39%
27%
22%
23%
36%
11%
3Q19
4Q19
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21
1Q22


Net Debt[2] / EBITDA[3] LTM
3.9x
4.1x
4.7x
6.2x
10.5x
11.1x
11.2x
9.7x
10.1x
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21
1Q22

1. Cash, cash equivalents, short-term investments, deposits and receivables; 2. Including 7x annual aircraft lease payments and excluding perpetual bonds
3. It considers direct and recurring costs and excludes idleness impacts.


GOL
1Q22 Q&A
GOL
Smiles

GOL's Leadership in ESG Initiatives

Environment	1Q22	2021	2020	2019
Fuel				
Total Fuel Consumed (GJ X 1,000)	9,450	26,188	25,232	51,492
% Renewable Fuel	0	0	0	0
Total Fuel Consumed (Liters X 1,000 / ASK)	27.7	27.7	28.8	28,.9
Scope 1 Gross Global Emissions				
Greenhouse Gas (GHG) Emissions (tons CO_2)	687,817	1,905,556	1,774,332	3,524,184
Greenhouse Gas (GHG) Emissions/Flight- Hour (tons CO_2)	8.2	8.5	9.2	8.7
Greenhouse Gas (GHG) Emissions Eliminated (tons CO_2)	34,856	34,856	45,373	92,221
Greenhouse Gas (GHG) Emissions Offset (tons CO_2)	2,949	71	0	0
Fleet				
Fleet - Average Age	10.7	10.7	11.0	9.9
Social	**1T22**	**2021**	**2020**	**2019**
Labor Relationships				
Gender Employees (% Male/Female)	56/44	56/44	56/44	55/45
Age: Under 30 years old (%)	24	24	26	26
Between 30 and 50 years (%)	65	65	63	62
Over 50 years (%)	11	11	11	12
Active Workforce Covered by Collective Bargaining Agreements (%)	100	100	100	100
Number and Length of Strikes and Blocks (# Days)	0	0	0	0
Customer's and Company's Behavior				
On- Time Departures (%)	92.9	92.8	93.2	89.0
Flight Completion (%)	99.7	99.0	97.9	98.1
Lost Baggage (per 1,000 pax)	2.30	2.06	2.10	2.09
Security				
# Casualties	0	0	0	0
# Government Actions for Security and Inspection	0	0	0	0
Governance	**1T22**	**2021**	**2020**	**2019**
Management				
Independent Board Members (%)	55	55	55	50
Women in Leadership Positions (%)	35	35	35	33
Committees and Policies				
# Committees: All with Independent Members	5	5	5	5
Compliance Policy (Available on the Company's IR Website)	✓	✓	✓	✓
Information Disclosure and Securities Trading Policy (Available on the	✓	✓	✓	✓
Shareholders' Meetings				
Voting Capital in Shareholders' Meetings (%)	100	100	100	100

- Integrated into B3 and S&P ESG index
- MSCI ESG Rating Scorecard (Lowest Carbon Emissions)
- IEnvA (IATA) Certification - Stage 1 (Stage 2 until the end of 2021)
- Environmental management system
- FAA 145 Repair Station Certification
- Wastewater generated is treated
- Commitment to water reuse
- Pioneer in biofuel technology
- Greenhouse Gas Inventory (10 years of Gold Standard in the GHG Protocol program)
- Governance: in addition to ADR III and level 2 (B3)
- Carbon offset program in partnership with Moss

GOL's Current ESG Projects

#1 Airline in Brazil | IEnvA Stage 1

Monitoring **CORSIA** (review in 2022)

Recycling expanding, reducing waste to landfills

SAF MoUs for future purchase

IWT Zero tolerance implemented

Reforestation & AFS Production Biokerosene Zona da Mata

CO_2 emissions fell by 15% (vs. annual fleet)

Fleet Update Boeing 737 MAX

Voluntary Carbon Neutralization Program for Customers with MOSS – 1st flight in Brazil with zero carbon emissions

2025 Using **1% of SAF** in our total consumption

2050 Net Emissions **zero carbon**

Our Ratings

GHG Protocol Gold Standard (Maximum Score)

BBB — **MCSI Report** Rated BBB
Carbon Emissions Score 8.0
Industry Average 4.1

C — **CDP Report** Score C
Industry Average B-

Our Affiliations

RSB

Ubrabio

Science Based Targets

Carbon Pricing Leadership Coalition

GOL Smiles

GOL's Liquidity and Liability Management

(US$ bn)[5]	December 31, 2019	March 31, 2022	Var.
(A) Liquidity[1]	**1.1**	**0.3**	***-73%***
(B) Short-Term Debt	**1.0**	**0.5**	***-47%***
Financial Debt	*0.6*	*0.1*	*-76%*
Aircraft Debt[2]	*0.3*	*0.4*	*+29%*
(C) Long-Term Debt[3]	**2.6**	**3.5**	***+36%***
Financial Debt	*1.5*	*1.9*	*+25%*
Aircraft Debt[2]	*1.1*	*1.7*	*+51%*
(B+C-A) Net Debt	**2.5**	**4.1**	***+63%***
Net Debt / EBITDA[4]	**2.8x**	***10.1x***	***+7.3x***
Unsecured USD Credit Rating[6]	**B+**	**B-**	**-**

(1) Cash, Short-Term Investments, Restricted Cash and Receivables; (2) Average IFRS16 Discount Rate of 8.6% at Dec. 2019 and 10.0% at Mar. 2022; (3) Excluding Perpetual Notes; (4) EBITDA 1Q22E Recurring; (5) BRL/USD of R$4.03 at Dec. 2019 and R$5.10 at Mar. 2022; (6) Fitch ratings

Liquidity Management in the Pandemic



GOL[4]
3.0
6.2
-6.4
-2.1
0.9
Cash 4Q19
Issuances [1]
Amortizations [2]
Operational
Cash 4Q21



Competitor 1 [4]
1.7
5.0
-0.6
-3.1
3.1
Cash 4Q19
Issuances [1]
Amortizations [2]
Operational
Cash 4Q21



Competitor 2 [4]
8.8
17.6
-7.0
-12.9
6.4
Cash 4Q19
Issuances [1]
Amortizations [2]
Operational
Cash 4Q21

- Disciplined Liquidity Management
- Only airline to not use external funding to finance operations
- Lowest operating cash flow among peers

	GOL	Comp. 1	Comp. 2
Δ Finance[3]	(0.1)	4.4	10.6
Δ Operational	(2.1)	(3.1)	(12.9)
Δ Cash	(2.2)	1.4	(2.4)

[1] Loans, financings and capital increases;

[2] Loan and financing amortizations, acquisitions and dividends;

[3] Issuance – Amortizations;

[4] in R$ billions. Balance reported in US Dollars converted at R$ 5.58

GOL: Strong Foundation

Goals	Actions
1. Increase cash generation	Focused on Customers and Employees
2. Build margins	Secured liquidity position
3. Maintain balance sheet	Matched capacity to demand
	Strengthened network and the lowest unit cost structure
	Deployed revenue initiatives

Results



Total Liquidity + Deposits
4.7
5.9
6.2
6.0
4.9
4.5
4.6
4.1
3.7
3.8
3.7
3.3
2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22

Net operating cash flow (R$ MM/day)



-3.0
4.6
2.0
-0.6
-2.0
0.3
3.7
-0.6
1.1
4.1
6.3
1.8
2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22

(1) Cash and cash equivalents, restricted cash, accounts receivables and deposits.
(2) Operating inflows minus outflows, including lease payments

GOL's strong liquidity response to the pandemic was made possible by extensive preparations done on the balance sheet over past last five years

Costs and Efficiency

Global Benchmarking (1Q22)



CASM Adjusted by the Average Stage Length
(US$ cents)
CASM Ex-Fuel
CASM Fuel
4.11
3.71
4.29
3.48
5.30
3.44
6.20
3.40
6.50
4.05
6.55
4.66
7.52
4.17
9.80
3.86
10.38
3.72
8.45
5.80
9.14
4.35
volaris
GOL 1
Copa Airlines
Azul
FRONTIER
spirit
allegiant
jetBlue
Southwest
sun country airlines
Alaska AIRLINES

Fonte: Companies' filings, except for GOL and Alaska Airlines with 1Q22.
Note: Average exchange rates of each period.
1. Excluding non-recurring expenses related to the fleet transformation



Investor Relations
ri@voegol.com.br
+55 11 2128 4700
www.voegol.com.br/ri